EXHIBIT 1.A.(13)(rr)

                      RIDER FOR TERM INSURANCE BENEFIT ON
                                LIFE OF INSURED

This benefit is a part of this contract only if it is listed on a contract date page.

BENEFIT

We will pay an amount under this benefit if we receive due proof that the Insured died: (1) in the term period for the benefit; and (2) while this contract was in force and not in default beyond the last day of the grace period. But our payment is subject to all the provisions of the benefit and of the rest of this contract.

We show the amount of term insurance under this benefit on a contract data page. We also show the term period for the benefit there. The term period starts on the contract date.

BENEFIT PREMIUMS AND CHARGES

We show the premiums for this benefit on a contract data page. From each premium payment, we make the deductions as shown in these pages and the balance is the invested premium amount which is added to the Contract Fund.

The monthly charge for this benefit is deducted on each monthly date from the Contract Fund. The amount of that charge is also shown on a contract data page.

Benefit premium and monthly charges stop on the contract anniversary at the end of the term period for this benefit.

                    CONVERSION TO ANOTHER PLAN OF INSURANCE

RIGHT TO CONVERT

You may convert this benefit to a new contract of life insurance on the lnsured's life. You will not have to prove that the Insured is insurable. When we use the phrase new contract in this provision, we mean the contract to which this benefit may be converted.

CONDITIONS

You must ask for the conversion in a form that meets our needs, while this contract is in force, and on or before the fifth contract anniversary. The amount we would have paid under this benefit if the Insured had died just before the contract date of the new contract must be large enough to meet the minimum for the new contract, as we describe under Contract Specifications. We may require you to send us this contract.

The new contract will not take effect unless the premium for it is paid while the Insured is living and within 31 days after its contract date. If the premium is paid as we state, it will be deemed that the new contract took effect on its contract date and that this benefit ended just before that date.

PREMIUM CREDIT

If we receive your request for conversion before the fifth anniversary of this contract, we will allow a credit on each premium that is due or scheduled for payment during the first year of the new contract.

If this contract has been in force for at least one year on the contract date of the new contract, we will allow the full credit described below. If this contract has been in force for less than one year as of that date, the credit will be reduced to consider the portion of a year that this contract has then been in force.

The full credit is equal to the premiums for the term insurance being converted that were due, on the premium mode in effect at the time of conversion, during the twelve months preceding the date of the new contract. Extra premiums or charges for extra risks or extra benefits other than a benefit for waiving premiums are not considered in determining this credit.

We will reduce each premium due or scheduled for payment in the first year of the new contract to consider either the full or reduced credit, as appropriate.

CONTRACT DATE

You may choose any contract date for the new contract that is not more than 61 days after the date of your request, not less than five years before the end of the term period for this benefit, and not more than 31 days prior to the date we receive your request.

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CONTRACT SPECIFICATIONS

The new contract will be in the same rating class as this contract. We will set the issue age and the premiums for the new contract in accordance with our regular rules in use on its contract date.

Except as we state in the next sentence, the new contract may be on any life or endowment plan we regularly issue on its contract date for the same rating class, amount, issue age, and sex. It may not be: a single-premium contract; one that insures anyone in addition to the Insured; one that includes or provides for term insurance, other than extended insurance; one with premiums that increase after a stated time, if its first premium is less than 80% of any later premium; or one with any benefit other than the basic insurance benefit and the waiver benefit we refer to below.

The basic amount of the new contract may be any amount you ask for as long as it is at least $10,000 and not more than the amount of term insurance for this benefit. If the amount you want is smaller than the smallest amount we would regularly issue on the plan you want, we will issue a new contract for as low as $10,000 on the Life Paid-Up at 85 plan if you ask us to.

If this contract has a benefit for waiving premiums in the event of disability, we will include a benefit for waiving premiums in the new contract if its premium period runs to at least the lnsured's attained age 85 and if we would include a waiver benefit in other contracts like the new one.

We will not deny a benefit for waiving premiums that we would have allowed under this contract, and that we would otherwise allow under the new contract, just because disability started before the contract date of the new contract. But any premium to be waived for disability under the new contract must be at the frequency that was in effect for this contract when the disability started. We will not waive any premium under the new contract unless it has a benefit for waiving premiums in the event of disability, even if we have waived premiums under this contract.

Any benefit for waiving premiums in the new contract will be the same one, with the same provisions, that we put in other contracts like it on its contract date. In any of these paragraphs, when we refer to other contracts, we mean contracts we would regularly issue on the same plan as the new contract and for the same rating class, amount, issue age and sex.

CHANGES

You may be able to have this benefit changed to a new contract of life insurance other than in accordance with the requirements for conversion that we state above. But any change may be made only if we consent, and will be subject to conditions and charges that are then determined.

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                             TERMINATION OF BENEFIT

This benefit will end on the earliest of:

1. the end of its term period;

2. the end of the last day of the grace period if the contract is in default; it will not continue if either extended insurance or reduced paid-up insurance takes effect;

3. the end of the last day before the contract date of any other contract to which the benefit is converted or changed;

4. the date the contract is surrendered under its Cash Value Option, if it has one; and

5. the date the contract ends for any other reason.

Further, if you ask us in the premium period in a form that meets our needs, we will cancel the benefit as of the first monthly date on or after we receive your request. Contract premiums and monthly charges due then and later will be reduced accordingly.

THIS SUPPLEMENTARY BENEFIT RIDER ATTACHED TO THIS CONTRACT ON THE CONTRACT DATE

The Prudential Insurance Company of America,


                                               By /s/ SPECIMEN
                                                  -------------------
                                                      Secretary

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